Goldman, Sachs & Co | 85 Broad Street | New York, New York 10004

Tel. 212-902-1000

November 9, 2007

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Virtual Radiologic Corporation

Filed on Form S-1

Registration No. 333-136504

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between November 1, 2007 and the date hereof 6,762 copies of the Preliminary Prospectus dated November 1, 2007 were distributed as follows: 3,929 to 3 prospective underwriters; 2,684 to 2,678 institutional investors; 135 to 2 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 5 to 4 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15e2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. on November 14, 2007 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

As Representative of the

Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)